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                                 UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                   Under  the  Securities  Exchange  Act  of  1934
                              (Amendment  No.  1)*

SpaceDev,  Inc.
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                                (Name  of  Issuer)

$0.0001  par  value  common  stock
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

846241  10  7
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                                 (CUSIP  Number)

Susan  C.  Benson  -  9208  Christopher Street, Fairfax, VA 22031 (571) 432-0969
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

November  18,  2004
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             (Date  of  Event  which  Requires  Filing  of  This  Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                      PAGE

CUSIP  No.  84621  10  7


--------------------------------------------------------------------------------
1.   Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

Susan  C.  Benson
--------------------------------------------------------------------------------
2.   Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC  Use  Only

--------------------------------------------------------------------------------
4.   Source  of  Funds  (See  Instructions)
PF
--------------------------------------------------------------------------------
5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship  or  Place  of  Organization
USA
--------------------------------------------------------------------------------
               7.   Sole  Voting  Power
  NUMBER  OF         4,372,147
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared  Voting  Power
 OWNED  BY           497,413
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole  Dispositive  Power
   PERSON           4,627,147
    WITH       -----------------------------------------------------------------
               10.  Shared  Dispositive  Power
                    497,413
--------------------------------------------------------------------------------
11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
5,124,560
--------------------------------------------------------------------------------
12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
25%
--------------------------------------------------------------------------------
14.  Type  of  Reporting  Person  (See  Instructions)
IN
--------------------------------------------------------------------------------


                                      PAGE

ITEM  1.  SECURITY  AND  ISSUER

SpaceDev,  Inc.  ("SpaceDev")
Common  Stock,  $0.0001  par  value
13855  Stowe  Drive
Poway,  California  92064

ITEM  2.  IDENTITY  AND  BACKGROUND

     (a)  Susan  Benson

     (b)  9208  Christopher  Street,  Fairfax,  VA  22031

     (c)  N/A

     (d)  N/A

     (e)  N/A

     (f)  U.S.  Citizen

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

Effective November 18, 2004, Susan Benson entered into a property settlement agreement with her husband, James W. Benson, whereby 4,372,147 shares previously held by them as community property were transferred to Susan Benson. Susan Benson has sole voting power and rights to disposition of such shares, which are equal to approximately 21% of the outstanding common stock of the Company. In addition, Mrs. Benson will receive one-half of vested options for 510,000 shares of common stock in SpaceDev, and one-half of unvested options for 2,000,000 shares of common stock in SpaceDev, as well as one-half of all other options received by Mr. Benson pursuant to his current employment agreement with the Company in the future. Another 497,413 shares held by Space Development Institute, and previously reported by Mr. Benson as being indirectly beneficially owned by him, are subject to limitations on the voting and disposition without the consent of Mrs. Benson.

 No funds were transferred in exchange for the shares and options described above.

ITEM  4.  PURPOSE  OF  TRANSACTION

Securities received by Susan Benson as described in Item 3 above were received as part of the property settlement agreement. Mrs. Benson has no current plans to acquire additional securities in SpaceDev or to dispose of the securities acquired in this transaction with the exception of the possible exercise of options received in the transaction.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

         (a) Susan Benson holds 5,124,560 shares of the Company's common stock, including shares issuable under fully vested options. In addition, she owns options for an additional 1,000,000 shares which are unvested. 497,413 shares held indirectly through Space Development Institute, a 501(c)(3) corporation, are subject to limitations on her rights to vote and dispose of the shares. Space Development Institute may only vote or dispose of the shares with the consent of both Susan Benson and her husband, James W. Benson.

         (b) As indicated under paragraph (a), Susan Benson does not have sole voting rights to 497,413 shares held by Space Development Institute.

         (c) Effective November 18, 2004, Susan Benson entered into a property settlement agreement with her husband, James W. Benson, whereby 4,372,147 shares held directly by Mrs. Benson with her husband as community property were transferred to her. Susan Benson has sole voting power and rights to disposition of such shares. Another 497,413 shares held by Space Development Institute and previously reported by Mr. Benson as being indirectly beneficially owned by him are subject to limitations on the voting and disposition without the consent of James W. Benson.

         (d) As indicated under paragraph (a), Susan Benson does not have sole voting rights to 497,413 shares held by Space Development Institute. Space Development Institute is governed by its board of directors, which will direct the voting of the shares held by it in SpaceDev, as well as the distribution of dividends on or proceeds from the sale of such shares.

         (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Susan Benson has received one-half of all stock options issued to James W. Benson from SpaceDev prior to the date of this report or to be issued pursuant to his employment agreement with SpaceDev in the future. Pursuant to the employment agreement dated January 21, 2000, as amended, Mr. Benson could receive additional options to purchase up to 1,500,000GCGretchen CowenKatie, the sentence indicates what he could receive immeidately following a statement that she will receive half of whatever it is. So, the number 1,500,000 shares is accurate. The next paragraph just describes what she already has. shares of SpaceDev's common stock of which Mrs. Benson would be granted one-half, or 750,000. Currently, Susan Benson has rights to an option for 5,000 shares exercisable at $0.9469 per share and options for 1,250,000 shares exercisable on an escalating scale set forth in Mr. Benson's employment agreement.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

None.

                                      PAGE


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              November  23, 2004
                                                              ------------------
                                                                            Date

                                                            /s/  Susan C. Benson
                                                   -----------------------------
                                                                       Signature
                                                                Susan  C. Benson
                                              ----------------------------------
                                                                      Name/Title




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)